EVER-GLORY INTERNATIONAL GROUP, INC.

July 27, 2007

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	Jennifer Hardy, Branch Chief
Edward M. Kelly, Senior Counsel

Re:	Ever-Glory International Group, Inc. (formerly, Andean Development Corporation)
PRE R 14C Filed October 12, 2005
Form 10-KSB for the fiscal year ended December 31, 2006
Amendment 1 to Form 10-QSB for the quarter ended March 31, 2007 filed July 11, 2007
File No. 000-28806

Ladies and Gentlemen:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Ever-Glory International Group, Inc. (formerly Andean Development Corporation (the “Company”) dated July 19, 2007.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

PreR14C

Financial and Other Information, page 14

Staff Comment 1. Clarify that appendix C includes Ever-Glory’s amended annual report on Form10-KSB for the fiscal year ended December 31, 2006 that was filed on July 11, 2007. Similarly, clarify that appendix D includes Ever-Glory’s amended quarterly report on From 10-QSB for the quarter ended March 31, 2007 that was filed on July 11, 2007.

Response:

The Company has revised its disclosure as requested.

Additional Information, page 23

Staff Comment 2. Incorporate by reference both amendments to the annual report on From 10-KSB for the fiscal year ended December 31, 2006 that were filed on May 9, 2007 and July 11, 2007. Indicate the filing date of each amendment. Similary, indicate the filing date of any amendment to the quarterly reports on Form 10-QSB.

Response:

 The Company has revised its disclosure as requested.

Staff Comment 3. Incorporate by reference the current report on Form 8-K dated June 21, 2007 and filed June 22, 2007.

Response:

The Company has revised its disclosure as requested.

10-KSB/A2

Item 8A. Controls and Procedures, page 23

Staff Comment 4. In future filings please clearly state your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please show us in your supplemental response what the revisions will look like.

Response:

The Company will revise its disclosure in future filings to state its conclusion regarding the effectiveness of its disclosure controls and procedures as of the end of the period cover by the report. The following is an example of the Company’s disclosure regarding its conclusions as to the effectiveness of its disclosure controls and procedures as of the end of the period covered by the report.

“We carried out an evaluation, under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the CEO and CFO concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that material information relating to our consolidated operations is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure during the period when our periodic reports are being prepared.”

Changes in Internal Controls

Staff Comment 5. We note the statement that “A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” Revise future Exchange Act reports to state clearly, if true, that Ever-Glory’s disclosure control and procedures are designed to provide reasonable assurance of achieving their objectives and that Ever-Glory’s principal executive officer and principal financial officer concluded that Ever-Glory’s disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of Ever-Glory’s disclosure controls and procedures. See section II.F.4 of Release No. 34-47896 that is available on the Commission’s website at http://www.sec.gov.

Response:

The Company will revise its future Exchange Act reports to state clearly, if true, that the Company’s disclosure control and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the Company will remove the reference to the level of assurance of the Company’s disclosure controls and procedures.

March 31, 2007 10-QSB/A1

Staff Comment 6. Please file an amendment to include certifications that refer to the Form 10-QSB/A and are currently dated. Please refile the Form 10-QSB in its entirety. Please incorporate by reference this amendment in the revised preliminary information statement on Schedule 14C.

Response:

The certifications were dated July 11, 2007, the same date the Form 10-QSB Amendment No. 1 was filed and were attached to the Form 10-QSB Amendment No. 1. It would be clear to a reader that the certifications were for the Form 10-QSB Amendment No. 1 and not the Form 10-QSB previously filed on May 14, 2007. However, the Company will ensure that future certifications to amendments of Exchange Act reports will made specific references to amendment numbers.

The Company acknowledges that:

-   The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko, Company counsel, at 415-495-8900.

Sincerely,

/s/ Kang Yi Hua
Kang Yi Hua
Chief Executive Officer

Enclosures

cc:	Alisande M. Rozynko

Crone Rozynko, LLP